SHEARMAN & STERLING LLP

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, N.Y. 10022-6069
212 848-4000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

(212) 848-7205

February 19, 2004

04013000

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

SUPPL

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the consolidated financial results for the year 2003 and the company's minutes from the 30th Board of Directors' meeting held on February 17, 2004, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

Ana Claudia Silva
Associate

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Telefónica

TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the year 2003

Press Release, February 17, 2004 (08 pages)

For more information, please contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo – Brazil; February 17, 2004) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the year December 31, 2003. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10,303 of 10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Unaudited Figures in Reais (Thousand)	**Dec-03**	**Dec-02**	**Variation**
Net operating revenues	535,495	400,903	*33.6%*
EBITDA [1/]	53,977	33,817	*59.6%*
EBITDA margin(%)	10.1%	8.4%	*1.6 p.p.*
Operating income	(64,490)	(106,722)	*-39.6%*
Income before income tax, social contribution	(63,076)	(45,976)	*37.2%*
Net income	(42,682)	(30,855)	*38.3%*
Shares outstanding (bn)	1,071	1,071	*0.0%*
EPS (000)	(0.04)	(0.03)	*38.3%*

1/ Earnings before interest taxes, depreciation and amortization - EBITDA

Highlights

- **The EBITDA** grew 59.6%, rising from R$33.8 million in the 12M02 to R$54.0 million in the 12M03, improving the EBITDA margin from 8.4% to 10.1%, showing an improvement in the main indicators and metrics of the Company.

- **The Net result** showed a loss of R$42.7 million, higher than the loss of R$30.9 million in 2002. The result of 2002 was favorably affected by the sale of the IP network, in a net amount of R$65.1 million. Excluding this effect, the net result shows a positive evolution in 2003 of R$53.2 million.

- **The Capex** spent during the year was R$72.5 million, in line with the expansion and modernization program of the telecommunication services for data and commercial systems.

Operating Results Highlights

- **Accumulated net operating revenues** for the 12M03 reached R$535.5 million. When compared with the R$400.9 million of the 12M02, it results in an increase of R$134.6 million, or 33.6%.

- **Switched packaged data services** grew R$80.4 million, or 26.0%, when comparing the 12M03 with the 12M02, mainly because of the growth in the national services and in the Value Added Services.

- **SPEEDY Link / Switched IP data packages services** grew R$83.9 million, or 85.6%, when comparing the 12M03 with the 12M02, mainly due to the SPEEDY Link access service.

- **Commissions** are mainly composed of the revenues of voice commission from Telesp. These revenues, until the 2Q03 were presented within Other Operating Revenues and was reclassified. Comparing the accumulated revenues for the 12M03 with the 12M02, a reduction of R$4.4 million, or 4.8% is shown. This decrease was mainly due to the end of the contract, in August 2002, that permitted the collection of commissions by the SPEEDY-Link service.

- **Other services** showed an increase of R$14 million, or 113.3%, when comparing the 12M03 with the 12M02, mainly due to outsourcing services and integrated solutions.

- **Deductions (taxes and others):** increased R$39.4 million, or 35.8%, when comparing the 12M03 with the 12M02, as a result of the increase in revenues, besides the increase in the rate for PIS, from 0.65% to 1.65%.



EBITDA - Annual
R$ Million
Net Operating Revenue
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(120,000)
0
120,000
240,000
360,000
480,000
600,000
2002
2003

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses / Other Operating Revenues for the 12M03, when compared to the 12M02, grew R$114.4 million, or 31.2%.


Operating Expenses - Annual
R$ Million
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenues (Expenses)
(20) 20 60 100 140 180 220 260 300 340 380
2002
2003

The changes are explained as follows:

- **Personnel Expenses** reached R$88.9 million in the 12M03, an increase of R$8.3 million or 10.3% compared to the 12M02. The average headcount in 2003 was 768 employees.

- **General operating / administrative expenses** reached R$379 million in the 12M03, a R$111.2 million growth compared to the 12M02. The growth was due to the increased expenses with infrastructure rental, last mile and Network Backbone caused by the expansion of the services to a nationwide basis.

- **Taxes** increased R$2.4 million in the 12M03 when compared to the 12M02. This was due to the increase in operating revenues and, as a consequence, increases on taxes like FUST and FUNTTEL, besides the new legislation of PIS that has it rate modified from 0.65% to until 1.65%, depending on the services rendered.

- **Provisions for bad debt** presented a decrease of R$1.2 million when compared with the previous years, representing in 2003 1.22% of the net operating revenues. The provisions for bad debt are established in accordance to the conservatism accounting principle adopted by the Telefónica Group.

- **Other operating revenues (expenses)** until the 2Q03 included the revenues originated in voice commissions and data expenses with Telesp, and were reclassified in Operating Revenues. The total for the year was R$2.3 million.

- **Depreciation** reached R$79.4 million in the 12M03, an R$4.9 million, or 6.6% increase in comparison to the 12M02, mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** for the 12M03 presented an improvement in the results of R$27.0 million when compared to the 12M02, mainly as a result of the reduction of the Company's indebtedness. Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate, the Company has signed hedging contracts with financial institutions in order to reduce the risk of the exchange rate. As of December 31, 2003, part of the financial debt was tied to foreign currency, covered by active

positions in hedge operations (swap to CDI). The swap transactions were executed to cover the total volume of debt related to foreign currency. The gains or losses of such operations are accounted for, in the financial statements. In the 12M03, those transactions generated a negative net consolidated result of R$39.0 million. The Company registered a balance of R$11.3 million in the current liabilities in order to reflect the temporary loss in those operations.

Non-operating result: showed a decrease of R$59.3 million when comparing the 12M03 with the 12M02, mainly related to the sale of the IP network to Telesp in 2002.

LOANS AND FINANCING: As of December 31, 2003, the Company had R$182.0 million in loans and financing (R$213.7 million as of December 31, 2002), from which R$158.6 million were obtained at fixed interest rates (R$177.5 million as of December 31, 2002) and R$23.4 million (R$36.1 million as of December 31, 2002) were obtained in local currency at variable interest rates (CDI). Even though part of the debt has been contracted at fixed interest rates, the Company contracts hedge operations to tie those debts to the local currency, with floating interest rates indexed to the CDI. As a consequence, the financial result of the Company is affected by the variations of those rates.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are executed under the usual market conditions The main transactions with associated companies, developed by this Company and its subsidiary, refer to a loan agreement with a company of the Group, rendered telecommunication services and other services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock

The Capital Stock of TDBH on December 31, 2001 was R$207.8 million, represented by 165,322,469,526 common shares and 328,342,876,111 preferred shares, all in book entry form and without nominal value. Since April 04, 2002, when the 1st General Ordinary Shareholders' Meeting and 2nd General Extraordinary Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1.500.000.000.000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares it is not mandatory to issue new common and preferred shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares. The increase of the capital stock was approved by the Board of Directors on session held on February 26, 2002, for an amount of R$495,080 with the issuance of 577.488.040.325 new shares, 193.393.661.901 of which are nominal common shares and 384.094.378.420 are nominal preferred shares traded at R$0.8573 per block of one thousand shares. The capital stock went from R$207,799 to R$ 702,880, represented by 1,071,153,385,962 shares, of which 358,716,131,431 are common shares and 712,438,254,531 are preferred shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by a shareholders' meeting held on the same date. In the partial spin off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 8, 2001, the Company filed the

corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding - Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or its subsidiary; to make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the loans and financing and the shareholding structure.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended December 31, 2003 and 2002
Corporate Law Method
(Unaudited)
(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Dec-03	**Dec-02**	*var.*	**4Q03**	**4Q02**	*var.*
Gross Operating Revenue	**684,882**	**510,940**	*34.0%*	**184,360**	**140,907**	*30.8%*
Data Transmission	571,637	407,306	*40.3%*	148,550	120,833	*22.9%*
Switched Packaged	389,731	309,282	*26.0%*	110,168	90,958	*21.1%*
Speedy link / Switched IP	181,906	98,024	*85.6%*	38,382	29,875	*28.5%*
Commissions (*)	86,830	91,250	*-4.8%*	20,531	18,750	*9.5%*
Other telecommunications services	26,415	12,384	*113.3%*	15,279	1,324	*1,054.0%*
Taxes + others	(149,387)	(110,037)	*35.8%*	(39,398)	(31,210)	*26.2%*
Net operating revenue	535,495	400,903	*33.6%*	144,962	109,697	*32.1%*
Operating expenses	(481,518)	(367,086)	*31.2%*	(131,771)	(98,628)	*33.6%*
Payroll and related charges	(88,896)	(80,585)	*10.3%*	(24,500)	(20,882)	*17.3%*
General and administrative expenses	(379,038)	(267,808)	*41.5%*	(102,422)	(70,215)	*45.9%*
Taxes	(9,323)	(6,916)	*34.8%*	(2,283)	(2,713)	*-15.8%*
Provisions	(6,535)	(7,779)	*-16.0%*	(3,631)	(182)	*1,895.1%*
Investment gains (losses)	-	5	*-100.0%*	-	-	-
Other operating revenues / (expenses)	2,274	(4,003)	*-156.8%*	1,065	(4,636)	*-123.0%*
Earnings before interest taxes, depreciation and amortization - EBITDA	53,977	33,817	*59.6%*	13,191	11,069	*19.2%*
Depreciation and amortization	(79,361)	(74,449)	*6.6%*	(21,489)	(22,881)	*-6.1%*
Financial revenues	59,574	74,610	*-20.2%*	3,571	(19,168)	*-118.6%*
Financial expenses	(98,680)	(140,700)	*-29.9%*	(12,049)	(7,627)	*58.0%*
Operating income	(64,490)	(106,722)	*-39.6%*	(16,776)	(38,607)	*-56.5%*
Nonoperating revenues (expenses)	1,414	60,746	*-97.7%*	(69)	64,383	*-100.1%*
Income before income tax and social contribution	(63,076)	(45,976)	*37.2%*	(16,845)	25,776	*-165.4%*
Income tax	14,920	11,117	*34.2%*	4,018	5,263	*-23.7%*
Social contribution	5,474	4,004	*36.7%*	1,447	2,678	*-46.0%*
Net income	(42,682)	(30,855)	*38.3%*	(11,380)	33,717	*-133.8%*

(*) Relates to commissions for voice services rendered by Telesp to clients of controlled company Telefônica Empresas S.A.

Note: When applicable, and for comparison reasons, the income statements related to December 31, 2002 were reclassified.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At December 31, 2003 and 2002

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Dec-03	Consolidated Dec-02
Current Assets	**135,638**	**150,346**
Cash and cash equivalents	35,116	44,405
Cash and bank accounts	25,027	32,092
Financial investments	10,089	12,313
Accounts receivable	99,861	105,464
Accounts receivable from customers	107,313	86,944
Allowance for doubtful accounts	(24,755)	(21,872)
Recoverable taxes	11,908	5,061
Other recoverable expenses	1,000	488
Maintenance inventorie:	4,371	3,167
Temporary gains from hedgin(	-	31,620
Other assets	24	56
Recoverable advances	661	477
Long-term assets	**223,978**	**206,833**
Receivables from associated companies	4,570	2,641
Recoverables taxes	219,408	204,185
Other assets	-	7
Permanent Assets	**591,817**	**607,134**
Investiments	300,784	305,841
Property, plant and equipment - net	290,071	299,842
Deffered results	962	1,451
Total Assets	**951,433**	**964,313**

LIABILITIES	Consolidated Dec-03	Consolidated Dec-02
Current Liabilities	**319,239**	**276,321**
Payroll and related charges	19,445	16,494
Suppliers	94,071	62,238
Income tax and contributions	20,013	16,070
Loans and financing	157,874	175,997
Payables to associated companies	14,128	3,389
Consignments	1,086	987
Temporary loss from hedging	11,320	-
Other liabillities	1,302	1,146
Long-term liabilities	**24,507**	**38,747**
Income tax and contribution:	8	16
Loan and financing	24,104	37,688
Accrual for contingencies	395	368
Other liabilities	-	675
Shareholders' equity and funds provided for future capitalization	**607,687**	**649,245**
Capital Stock	702,879	702,879
Retained earnings / (losses)	(95,192)	(53,634)
Total liabilities	**951,433**	**964,313**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Dec/03		
				Short Term	Long Term	Total
Loans denominated in foreign currency	(*)	1.30% to 27.50%	2004	138,572	20,019	158,591
Financing in local currency	R$	103% of CDI	Until 2005	19,302	4,085	23,387
Total				157,874	24,104	181,978

The compositon of loans denominated in foreign currency is as follows:

	(*) Currency	Interest rate	Dec-03
Resolution 2770	USD	3.00% to 5.00%	73,664
Resolution 2770	YEN	1.30%	62,026
Debt assumption [1/]	USD	23.30% to 27.50%	22,901
			158,591

1/ The loans denominated "Debt assumption" are the result of operations with financial institutions, where the controlled company Telefônica Empresas S.A assumed third parties loans along those institutions when it received the corresponding resources.

Shareholding structure

As of December 31, 2003

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.
Announces the Minutes of the 30th Board of Directors' Meeting

February 17, 2004 (03 pages)

For more information, please contact:

Charles E. Allen
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; February 17, 2004) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 30th Board of Directors' meeting held on February 17, 2004:

1. Date, Time and Venue of the Meeting: February 17, 2004, at 17:00 hours, at Rua Martiniano de Carvalho 851, 21st Floor, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – Vice-President of the Board of Directors and Roberto José Maris de Medeiros – Director.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and the legal "quorum" to proceed with the meeting was verified. The following Directors participated of the session by videoconference from Madrid, Spain: Mr. Eduardo Fernando Caride, Mr. Mateo Fernando Budnich Diez and Mr. Manoel Luiz Ferrão de Amorim. In accordance to the established in article 163, paragraph 3 of Law 6404/76, the following members of the Audit Committee of the Company were also present: Mr. Flavio Stamm, Ms. Suely Valério Pinotti, Mr. Norair Ferreira do Carmo and Mr. Ademir José Mallmann.

4. RESOLUTIONS:

4.1) FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2003 – The Board of Directors discussed the Annual Report and the consolidated Financial Statements for the fiscal year ended December 31, 2003, prepared under the norms established in chapters XV and XVI of Law 6404/76, including the Balance Sheet (individual and consolidated) for Telefônica Data Brasil Holding S.A. – Telesp at is controlled company as of December 31, 2003 and 2002, Profits and Losses statement, Net Equity Changes statement and Origins of Funds and Applications statement, complemented by the Explanatory Notes and duly accompanied by the Report of Independent Auditors "Deloitte Touche Tohmatsu". The Auditors' report was issued under the following terms: "**REPORT OF THE INDEPENDENT AUDITORS** – To the shareholders and Executives of **Telefônica Data Brasil Holding S.A.**– São Paulo – SP: 1) We have examined the balance sheets (individual and consolidated) of Telefônica Data Brasil Holding S.A. and its controlled company, dated as of December 31, 2003 and 2002, and the corresponding statements of profits and losses, net equity changes (controller) and origins of funds and applications referred to the fiscal years ended in the aforementioned dates, prepared under the responsibility of the Executive Management. Our responsibility is to express an opinion about such financial statements. 2) Our exams were conducted in accordance with the Brazilian norms for auditing and included: (a) planning of tasks, considering the relevance of balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiary; (b) the verifying, based on tests, of

the evidence and records that support the values and accounting information disclosed; and (c) the valuation of the more representative procedures and accounting estimates adopted by the Executive Management of the Company and its subsidiary, as well as the presentation of the financial statements as a whole. 3) In our opinion, the financial statements referenced in paragraph 1 adequately represent, in all the relevant aspects, the equity and financial position of Telefônica Data Brasil Holding S.A., controlled and consolidated, as of December 31, 2003 and 2002, the result of operations, the changes in the net equity (controlled) and the origin and application of resources corresponding to the fiscal years ended in such dates, in accordance to the accounting principles in place in Brazil. São Paulo, January 30, 2004. DELOITTE TOUCHE TOHMATSU Auditores Independentes – CRC #2 SP 011609/O-8 Maurício Pires de Andrade Resende – Accountant CRC #1 MG 049699/O-2 "S"-SP". In addition to the Financial Statements, the proposal for the Allocation of the Results was presented in the following terms:

"**Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2003**

To the Shareholders,

In accordance to the current legal regulation about the subject, the Management proposes that the allocation of the losses of the year, amounting to R$41,557,553.35 (forty one million, five hundred fifty seven thousand, five hundred fifty three reais and thirty five cents) shall be accounted for in the "Accumulated Losses" account, and consequently not constituting the Legal Reserve, in accordance with article 193 of the Law 6404/76, nor provision for the payment of dividends."

After the examination of the aforementioned documentation, and based on the clarifications presented by the representatives of the Accounting Department and the Accountant of the Company, as well as the representatives of the Independent Auditor, Deloitte Touche Tohmatsu, Mr. Fabio Pereira and Mr. Maurício Pires de Andrade Resende, the Board of Directors unanimously approved the Annual Report, the Financial Statements and the Management Proposal for the Allocation of the Results of Operations of the Fiscal Year 2003, previously transcribed, all referred to the fiscal year ended on December 31, 2003, aiming to submit it for the deliberation of the General Shareholders' Meeting, once the legal and internal procedures are undertaken.

4.2) GENERAL SHAREHOLDERS' MEETING – It was approved that the Company proceeds to call for the General Shareholders' Meeting, which can comprise both, the Ordinary and the Extraordinary meetings, scheduled for March 26, 2004. For that purpose, the President of the Board is empowered to formalize and/or perform any act or document required to its consecution.

5. Closing of the Meeting: At the end of the meeting, as there were no more subjects to be discussed, this minute was prepared as a summary of the events, and was approved and signed by the shareholders and will henceforth be contained in the meeting log. São Paulo, February 17, 2004.

Signatures:

Board of Directors
Eduardo Fernando Caride – President of the Board
Fernando Xavier Ferreira – Vice-President of the Board
João Carlos de Almeida - Secretary

Antonio Viana-Baptista – represented by Mr. Fernando Xavier Ferreira
Manoel Luiz Ferrão Amorim
Mateo Fernando Bundinich Diez
Roberto José Maris de Medeiros
Javier Nadal Ariño
Alvaro Julio Badiola Guerra – represented by Mr. Fernando Xavier Ferreira
Carlos Masetti Junior

Audit Committee
Flavio Stamm
Suely Valério Pinotti
Norair Ferreira do Carmo
Ademir José Mallmann